

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

Via E-mail
Mr. David Janisch
Chief Executive Officer and Chief Financial Officer
American Laser Healthcare Corp.
220 Technology Drive
Suite 110
Irvine, California 92618

> **Re:** **American Laser Healthcare Corp.**
> **Form 8-K**
> **Filed November 12, 2013**
> **File No. 000-54541**

Dear Mr. Janisch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on November 12, 2013

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please revise paragraph 2 to describe the two fiscal years as required by Item 304(a)(1)(ii) of Regulation S-K. In this regard, disclose whether former accountant's audit report of your financial statements for the fiscal years ended December, 31, 2011 and September 30, 2012 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification

2.   Please revise paragraph 4 to also disclose whether you had disagreement with former accountant for the period between June 30, 2013 and October 18, 2013, the date of resignation. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3.   Please revise paragraph 5 to specifically state whether you have consulted your newly engaged accountant during the two most recent fiscal years and any subsequent interim period prior to engaging that accountant. Refer to Item 304(a)(2) of Regulation S-K

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian V. McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining